UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Farfetch Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.04 per share

(Title of Class of Securities)

30744W107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30744W107	SCHEDULE 13G/A	Page 2 of 5 Pages

1)	Names of Reporting Persons Advance Publications, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented in Amount in Row 9 0%
12)	Type of Reporting Person (See Instructions) CO

Item 1

(a)	Name of Issuer: Farfetch Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

Item 2

(a)	Name of Person Filing: This Schedule 13G/A is filed by Advance Publications, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

1 World Trade Center

New York, New York 10007

(c)	Citizenship: New York

(d)	Title of Class of Securities: Class A Ordinary Shares

(e)	CUSIP Number: 30744W107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

(a)       Amount beneficially owned: 0

(b)       Percent of class: 0

(c)       Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote: 0

(ii)     Shared power to vote or to direct the vote: 0

(iii)    Sole power to dispose or to direct the disposition of: 0

(iv)    Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2020	ADVANCE PUBLICATIONS, INC.

	By:	/s/ Michael A. Newhouse
	Name:	Michael A. Newhouse
	Title:	Co-President